UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


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                                   :
In the Matter of                   :
                                   :
ENTERGY CORPORATION                :         CERTIFICATE PURSUANT
ENTERGY POWER, INC.                :              TO RULE 24
                                   :
File No.  70-9305                  :
                                   :
(Public Utility Holding Company    :
   Act of 1935)                    :
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     This is to certify, pursuant to Rule 24 under the Public

Utility Holding Company Act of 1935, as amended, that the

transactions described below, which were transactions proposed by

Entergy Corporation and Entergy Power, Inc., ("EPI") in their joint Declaration on Form U-1, as amended, in the above File

("Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by,

said Declaration, and pursuant to the Order of the Securities and

Exchange Commission with respect thereto, dated October 9, 1998

(the "Order").<FN1>

     In accordance with the Order, on November 30, 1998, EPI sold to East Texas Electric Cooperative, Inc., for a total purchase price of $30,000,000, (i) a 7.13% undivided ownership interest in

ISES 2, (ii) a 3.56% undivided ownership interest in the

Certificate, (iii) a 3.56% undivided ownership interest in the land and common facilities at the Independence Station, (iv) a

3.56% undivided ownership interest in the Wyoming Property, and

(v) a 5.49% undivided ownership interest in certain other mine equipment.  EPI has not at this time made any cash dividend

payments to Entergy out of the net proceeds from the sale of the

ISES 2 Interest to ETEC.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed this 20th day of January, 1999.



                              ENTERGY CORPORATION



                              By:   /s/ Michael G. Thompson
                                    Michael G. Thompson
                                  Senior Vice President,
                                General Counsel & Secretary



                              ENTERGY POWER, INC.


                              By:   /s/ Michael G. Thompson
                                    Michael G. Thompson
                               Vice President and Secretary
_______________________________
<FN1> Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Declaration.